EXHIBIT 99.1
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                              SINOVAC BIOTECH LTD.
                              --------------------
            UPDATES ON PHASE I HUMAN CLINICAL TESTING OF SARS VACCINE
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ALL 36 SUBJECTS HAVE NOW BEEN INOCULATED WITH EITHER SARS VACCINE OR PLACEBO AND
ARE IN GOOD HEALTH CONDITION

BEIJING, 9 August, 2004 - Sinovac Biotech Ltd. ("Sinovac") (NASD OTC-BB: SNVBF) announces that all 36 subjects of the Phase I human clinical trial for its inactivated SARS vaccine have now been vaccinated with either SARS vaccine or placebo. The final 12 subjects in the second group of 18 volunteers have received the vaccination, 6 subjects on July 28 and 6 subjects on August 4, 2004. No adverse side-effects have been observed. As previously announced, the first 6 of this second group of 18 volunteers in the SARS vaccine trial were injected on July 15, 2004. These subjects together comprise the second group of 18 volunteers, which has been injected with either the high-dosage (32 su/mL antigen) SARS vaccine or a placebo.

According to Professor Lin Jiangtao, head of the Respiratory Medical Department with the China-Japan Friendship Hospital in Beijing, who chairs the trial, the first group of 18 people who have been inoculated with low-dosage (16 su/mL antigen) SARS vaccine and the second group of 18 who have been inoculated with high-dosage (32 su/mL antigen) vaccine have not experienced any adverse reaction and are all in good health condition.

The two-dose immunization schedule has been completed for the initial group of 18 volunteers who received low-dosage SARS vaccine or placebo. The second group of 18 volunteers receiving high-dosage of SARS vaccine have received their first inoculation. Each sub-group of 6 volunteers is scheduled to receive the second inoculation 28 days after the first inoculation dates noted above.

The first phase of human testing will determine if the vaccine is safe for the human body. During the Phase I clinical trial, Sinovac will provide continuous updates on the status of the trial and the health condition of the volunteers. The ultimate aim of the vaccine will be to provoke the body's immune system into action, so that it can destroy the SARS virus if infected.

Also, and of particular note, antibody levels induced by the vaccine are also being tested for the duration of the Phase I clinical trial. This testing has not previously been announced. The ability of these antibodies to prevent infection from SARS will not be tested in this trial.

Sinovac is the only company in China, and indeed the world, to have been approved to conduct human clinical trials of a SARS vaccine.

In 2003, SARS had a devastating impact on the economy of China, many Southeast Asian nations, and even parts of North America. A new, widespread SARS outbreak could have a similar effect on the economies of many nations, just when these economies are building strength. The importance and need to develop an effective SARS vaccine is thus a paramount concern for world health authorities. The SARS global outbreak of 2003 was eventually contained; however, it is expected that the disease could re-emerge in an annual cycle similar to the common flu.

Clinical Trial Design
---------------------

There are 36 healthy volunteers aged from 21 to 40 that were selected for clinical testing, who were divided into four groups. Twenty-four subjects (two groups of 12 depending on dosage level) have received the vaccine, and the twelve others (two groups of 6) have received the placebo. Each subject receives two shots. The first shot was on day 0 followed by 28-day observation of the subject. The second shot is given after the initial 28 day period and each subject will be observed until day 210, the phase I trial end-date.

The volunteers are observed for reaction every day for the first three days, and then less frequently throughout the whole 210-day observation process. Neither the volunteers nor the administering doctors were informed of whether the injection was a vaccine or a placebo.




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Regulatory Approval Process
---------------------------

The drug approval process regulated by the State Drug Administration (SFDA) in China is similar to the one regulated by the FDA in the United States. The process involves pre-clinical in vitro laboratory and in vivo animal testing; IND study (Investigational New Drug); human clinical Phases I, II and III; New Drug Application; and finally Marketing Approval for sale.

The SFDA has stated that it is fast-tracking the drug approval process for Sinovac's potential SARS vaccine.

Pre-clinical trials on rhesus and macaque monkeys showed Sinovac's vaccine was effective in preventing infection. The monkeys that were inoculated with the vaccine experienced no serious side effects after they were exposed to the virus.

Immune response was invoked by Sinovac's vaccine in all animal models. No immune enhancement was observed in any of the pre-clinical testing.

Clinical protocols for the testing of Sinovac's potential SARS vaccine were developed in accordance with stringent newly established worldwide protocols for the conduct of SARS vaccine clinical trials. The protocols were also developed with the cooperation of various world health authorities, as well as the Chinese FDA (SFDA), China Centre of Disease Control, and the China Medical Academic College.

The ultimate aim of the vaccine will be to provoke the body's immune system into action, so that it can destroy the SARS virus if infected.

The first phase of human testing will determine if the vaccine is safe for the human body. During and after the Phase I trial, analysis will be conducted. The summary report will be sent to the SFDA for its review and if the vaccine receives SFDA approval, then it will proceed into Phase II clinical trials. A second phase of clinical testing would have more participants from a wider demographic range.

ABOUT SARS
----------

SARS, a viral respiratory illness caused by a coronavirus, was first reported in Asia in February 2003, and over the following few months, the illness spread to more than two dozen countries in North America, South America, Europe, and Asia. According to the World Health Organization, during the SARS outbreak of 2003, a total of 8,098 people worldwide became sick with SARS; of these, 774 died.

ABOUT SINOVAC BIOTECH LTD.
--------------------------

Sinovac Biotech Ltd. specializes in the research, development, commercialization, and sales of human vaccines for infectious illnesses such as Hepatitis A and Hepatitis B, influenza and "SARS". Sinovac is one of the leading emerging biotechnology companies in China. Working closely with Chinese public health officials, Sinovac focuses on manufacturing and marketing human-use vaccines and related products, and currently markets its vaccine for Hepatitis
A. Sinovac is currently the only company in the world to have commenced human clinical trials for a vaccine to prevent SARS.

For further information please refer to the Company's filings with the SEC at www.sec.gov or refer to Sinovac's website at www.sinovac.com.
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Contact: Sinovac Investor Relations at (888) 888 8312 or (604) 684-5990 or email to info@sinovac.com.
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THIS NEWS RELEASE MAY INCLUDE  FORWARD-LOOKING  STATEMENTS WITHIN THE MEANING OF
SECTION 27A OF THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE UNITED STATES SECURITIES AND EXCHANGE ACT OF 1934, AS AMENDED, WITH
RESPECT  TO  ACHIEVING  CORPORATE  OBJECTIVES,   DEVELOPING  ADDITIONAL  PROJECT
INTERESTS,   SINOVAC'S   ANALYSIS  OF   OPPORTUNITIES  IN  THE  ACQUISITION  AND




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DEVELOPMENT  OF VARIOUS  PROJECT  INTERESTS  AND CERTAIN  OTHER  MATTERS.  THESE
STATEMENTS ARE MADE UNDER THE "SAFE HARBOR" PROVISIONS OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND INVOLVE RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN.